November 29, 2017

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oncolix, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed November 14, 2017 File No. 333-220211

Dear Gentlemen:

This letter sets forth the responses of Oncolix, Inc., a Florida corporation (the “Company,” “Oncolix” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 22, 2017 concerning the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-220211) filed with the Commission on November 14, 2017 (the “Second Amended Registration Statement”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

In filing this response letter, we have contemporaneously filed a third amended Registration Statement including our responses to your comments (the “Third Amended Registration Statement”).

In addition to the filing of the third amendment to the Registration Statement, the Company filed on November 24, 2017 the third amendment to the Form 8-K and comments relevant to the Form 8-K were incorporated into the Form S-1, where applicable.

Amendment No. 2 to Form S-1 filed November 14, 2017

General

1.	We have considered your responses to comment three in our letter dated November 8, 2017 and comment two in our letter dated September 25, 2017 and disagree with your analysis. Please amend your registration statement to identify the selling security holders who received their securities in the Cash Offering and Puritan Partners LLC as underwriters and fix the offering price of the shares being sold by them for the duration of the offering.

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RESPONSE:

In response to your comment letter of November 22, 2017 and follow-up verbal discussions with Staff, the Company has elected to delete from the registration statement the resale of all shares of common stock underlying the convertible notes and warrants issued to investors in the Cash Offering and to Puritan Partners LLC – in lieu of designating these investors as underwriters and fixing the offering price of the shares of common stock to be sold by them for the duration of the offering.

Accordingly, the Company has only registered the resale of 25,435,502 shares of common stock underlying the principal amount and accrued interest on the convertible notes and 17,180,346 shares of common stock underlying the warrants that were issued on August 3, 2017 in connection with the Exchange Offering relating only to those investors that had lent money to the Company prior to April 1, 2017 (specifically excluding from the registration statement shares of common stock underlying the convertible notes and warrants issued to those investors that both (i) lent money to the Company prior to April 1, 2017 and were part of the Exchange Offering, and also (ii) participated in the Cash Offering).

Enclosed please find the Company’s request for acceleration for 9:00 a.m. Eastern Standard Time on Thursday, November 30, 2017, or as soon thereafter as possible. Thanks in advance for your cooperation.

Regards,

By:	/s/ Thomas C. Pritchard
Thomas C. Pritchard

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